July 22, 2024

Wangfeng Yan
Chief Executive Officer
Tantech Holdings Ltd
c/o Tantech Holdings (Lishui) Co., Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province 323000
People   s Republic of China

       Re: Tantech Holdings Ltd
           Registration Statement on Form F-1
           Filed July 12, 2024
           File No. 333-280791
Dear Wangfeng Yan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Anthony W. Basch, Esq.